ORCA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	248,294
Accounts receivable		40,195
Prepaid expenses		32,084
Property & Equipment, Net		35,881
Deposits		4,576
Total Assets	$	361,030

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	24,044
Accrued liabilities		3,855
Deferred revenue		40,000
Total Liabilities		67,899
Member's Capital		
Member's capital		655,000
Accumulated Loss		(361,869)
Total Member's Capital		293,131
Total Liabilities and Member's Capital	$	361,030

See accompanying notes.